Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

June 8, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael McTiernan

Re:	American Realty Capital Trust IV, Inc.
Registration Statement on Form S-11
File No. 333-180274

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Trust IV, Inc. (the “Company”), we are submitting this letter in response to the oral comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on June 8, 2012, with respect to the test website for American Realty Capital Trust IV, Inc.

We have reviewed the test version of the Company’s website that became publicly accessible for a brief period, as well as the circumstances under which it became available. As described more fully below, the brief, inadvertent availability of the test version had neither the purpose nor the effect of conditioning the market for the Company’s securities. Even if it could be construed as an “offer,” given the due diligence and other administrative steps that must be completed, there will be a sufficient “cooling off’ period prior to the commencement of the offering. Accordingly, the brief availability of the test version of the website did not constitute an “offer” as defined in Section 2(a)(3), nor a “prospectus,” as such term is defined in Section 2(a)(10), of the Securities Act of 1933, as amended (the “Securities Act”).

Under Section 2(3) of the Securities Act, “[t]he term "offer to sell", "offer for sale", or "offer" shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The definition assumes a purpose or intent to offer or solicit. The Commission furthermore has stated that a communication may constitute an “offer” in violation of Section 5 of the Securities Act if it has “the effect of conditioning the public mind or arousing public interest in the issuer or in its securities . . . .” Guidelines for the Release of Information by Issuers Whose Securities Are in Registration, Release No. 33-5180 (Aug 16, 1971), at 1.

The test version of the Company’s website was only briefly available as a result of what was in effect, an accident. In initial preparations for the Company’s website, the Company’s technology consultants test-filed the website, and Google then placed the website in “test form” as a Google search result, unbeknownst the Company and its technology consultants alike. The website was not and never was accessible directly through the disclosed url of www.arct-4.com, nor was it available through the americanrealtycap.com main page, offering subsection. Our consultants have password coded the Google search results, and did so as soon as we discovered Google’s error. Immediately thereafter, we began the process of contacting and working with Google to remove these search results.

Moreover, the Company did not and does not plan to release its website until it has been advised that it may do so by outside securities counsel.

Very truly yours,

__/s/ Peter M. Fass____

Peter M. Fass

Enclosure